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EXHIBIT 12

PSI ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Year Ended December 31
	Nine Months Ended September 30, 2003
		2002	2001	2000	1999	1998
	(Thousands, except ratios)
Earnings Available
Net Income	$94,892	$214,249	$162,333	$135,398	$117,199	$52,038
Plus:
Income Taxes	64,107	114,709	106,086	88,547	69,215	23,147
Interest on Long-Term Debt	72,813	98,903	95,364	93,640	80,536	80,259
Other Interest	17,653	4,429	14,110	8,463	11,425	11,060
Interest Component of Rents (a)	4,259	5,679	5,042	5,396	5,394	5,351

Total Available	$253,724	$437,969	$382,935	$331,444	$283,769	$171,855

Fixed Charges
Interest Charges	$90,466	$103,332	$109,474	$102,103	$91,961	$91,319
Interest Component of Rents (a)	4,259	5,679	5,042	5,396	5,394	5,351

Total Fixed Charges	$94,725	$109,011	$114,516	$107,499	$97,355	$96,670

Ratio of Earnings to Fixed Charges	2.68	4.02	3.34	3.08	2.91	1.78

Fixed Charges and Preferred Stock Dividends
Interest Charges	$90,466	$103,332	$109,474	$102,103	$91,961	$91,319
Interest Component of Rents (a)	4,259	5,679	5,042	5,396	5,394	5,351
Preferred dividends (pre-income tax basis)	4,335	3,972	4,278	6,182	7,318	8,176

Total Fixed Charges and Preferred Stock Dividends	$99,060	$112,983	$118,794	$113,681	$104,673	$104,846

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.56	3.88	3.22	2.92	2.71	1.64

(a)
Estimated interest component of rentals (1/3 of rentals was used where no readily defined interest element could be determined).

(b)
Before cumulative effect of a change in accounting principle, net of tax.

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  EXHIBIT 12